                                                                    EXHIBIT 99.1

                                    [logo]

                            SONOCO PRODUCTS COMPANY

                              POST OFFICE BOX 160
                            ONE NORTH SECOND STREET
                  HARTSVILLE, SOUTH CAROLINA 29551-0160 U.S.A.

                                                                  March 17, 1995

TO OUR SHAREHOLDERS:

     As a shareholder of Sonoco Products Company, you are cordially invited to attend the Annual Shareholders' Meeting to be held at the Center Theater, 212 North Fifth Street, Hartsville, South Carolina, 29550, on Wednesday, April 19, 1995, at 11:00 A.M.

     The accompanying Notice of Meeting and Proxy Statement cover the details of matters to be presented at the meeting which consists of the election of directors, a proposal to approve amendments to the 1991 Key Employee Stock Plan, a proposal to approve the Annual Incentive Compensation Terms for Executive Officers, and the election of independent auditors.

     In addition to action to be taken on the matters listed in the Notice of Annual Meeting of Shareholders, the Company's progress will be discussed, and attendees will be given an opportunity to ask questions of general interest to all shareholders.

     A copy of the 1994 Annual Report, which reviews the Company's past year's events, is enclosed unless you have signed a statement indicating that you have access to another copy at your address.

     Whether or not you plan to attend the meeting, you are urged to participate by completing and returning your proxy in the enclosed business reply envelope. If you later find you can be present or for any reason desire to revoke your proxy, you can do so at any time before the voting. Your vote is important and will be greatly appreciated.

                                       Charles W. Coker
                                       Chairman, President and
                                       Chief Executive Officer

                            SONOCO PRODUCTS COMPANY

                              POST OFFICE BOX 160
                            ONE NORTH SECOND STREET
                     HARTSVILLE, SOUTH CAROLINA 29551-0160

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME..........................  11:00 A.M. on Wednesday, April 19, 1995.

PLACE.........................  The Center Theater, 212 North Fifth Street, Hartsville, South
                                Carolina, 29550.

PURPOSES......................  (1) To elect seven members of the Board of Directors to serve for the next three years.
                                (2) To act upon a proposal to amend the 1991 Key Employee
                                Stock Plan.
                                (3) To act upon a proposal to approve the Annual Incentive
                                Compensation Terms for Executive Officers.
                                (4) To elect independent auditors.
                                (5) To transact such other business as may properly come
                                before the meeting or any adjournment thereof.

RECORD DATE...................  Holders of Common Stock of record at the close of business
                                March 3, 1995, are entitled to notice of and to vote at the meeting.

ANNUAL REPORT.................  The Annual Report of the Company for the year 1994 is enclosed unless you have signed a statement indicating that you have access to another copy at your address.

PROXY VOTING..................  It is important that your shares be represented and voted at the meeting. Please MARK, SIGN, DATE, and RETURN PROMPTLY the enclosed proxy card in the envelope furnished. Any proxy so given can be revoked in the manner described in the
                                accompanying Proxy Statement at any time prior to its
                                exercise at the meeting.

                                          By order of the Board of Directors,

                                          James L. Coker, Secretary

March 17, 1995

                            SONOCO PRODUCTS COMPANY

                              POST OFFICE BOX 160
                            ONE NORTH SECOND STREET
                     HARTSVILLE, SOUTH CAROLINA 29551-0160

                                PROXY STATEMENT

                              GENERAL INFORMATION

INFORMATION CONCERNING THE SOLICITATION

     This statement is furnished in connection with the solicitation of proxies to be used at the Annual Meeting of Shareholders (Annual Meeting) of Sonoco Products Company (the "Company"), a South Carolina corporation, to be held on April 19, 1995.

     The solicitation of proxies in the enclosed form is made on behalf of the Board of Directors of the Company.

     The cost of preparing, assembling and mailing the proxy material and of reimbursing brokers, nominees and fiduciaries for the out-of-pocket and clerical expense of transmitting copies of the proxy material to the beneficial owners of shares held of record by such persons will be borne by the Company. The Company does not intend to solicit proxies otherwise than by use of the mail; however, certain officers and regular employees of the Company or its subsidiaries, without additional compensation, may use their personal efforts by telephone, telefacsimile or by personal calls to obtain proxies.

     The proxy materials are being mailed on March 17, 1995, to shareholders of record at the close of business on March 3, 1995.

     Any shareholder who executes and delivers a proxy has the right to revoke it at any time before it is voted. The proxy can be revoked by giving notice of revocation at the Annual Meeting, or by delivery to the Secretary of the Company, Post Office Box 160, Hartsville, South Carolina, 29551-0160, of an instrument which by its terms revokes the proxy, or by delivery to the Secretary of a duly executed proxy bearing a later date. Any shareholder who desires to do so can attend the meeting and vote in person in which case the proxy will not be used.

     Shares represented by all properly executed proxies delivered pursuant to this solicitation will be voted at the Annual Meeting or any adjournment thereof. With respect to the election of directors and to any of the proposals for which a choice is provided, the proxy will be voted in the manner directed by the shareholder. If no direction is made, the proxy will be voted FOR the election of directors and FOR the proposals.

OUTSTANDING SECURITIES

     The Company has authorized two classes of stock consisting of 150,000,000 authorized shares of no par value Common Stock, of which 86,766,503 shares are outstanding and 30,000,000 authorized shares of no par value Preferred Stock of which 3,450,000 shares of $2.25 Series A Cumulative Convertible Preferred Stock are outstanding. Each share of the Company's Common Stock is entitled to one vote. The shareholders of the Company's $2.25 Series A Cumulative Convertible Preferred Stock will not be entitled to vote at the Annual Meeting.

VOTING SECURITIES

     Only shareholders of record of the Company's Common Stock at the close of business on March 3, 1995, will be entitled to vote at the Annual Meeting. As of that date there were issued and outstanding 86,766,503 shares. Each share will be entitled to one vote on each matter submitted at the Annual Meeting.

     A majority of the shares entitled to be voted at the Annual Meeting constitutes a quorum. If a share is represented for any purpose at the Annual Meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for purposes of establishing a quorum. Therefore, valid proxies which are marked "Abstain" or "Withhold" and shares that are not voted, including proxies submitted by brokers that are the record owners of shares (so-called "broker non-votes"), will be included in determining the number of votes present or represented at the Annual Meeting.

     If a quorum is present at the Annual Meeting, directors will be elected by a plurality of the votes cast by shares present and entitled to vote at the Annual Meeting. Votes that are withheld or that are not voted in the election of directors will have no effect on the outcome of election of directors. Cumulative voting is not permitted.

     Approval of the proposals to amend the 1991 Key Employee Stock Plan and to adopt the Annual Incentive Compensation Terms for Executive Officers requires the affirmative vote of a simple majority of the total shares present and entitled to vote at the Annual Meeting.

     There is no person known by the management of the Company to own of record or beneficially more than 5% of the outstanding voting shares of the Company.

                             ELECTION OF DIRECTORS

     At this Annual Meeting seven directors are to be elected and shall hold office for the next three years, their terms expiring at the Annual Shareholders' Meeting in 1998, or until their successors are duly elected and qualified. It is the intention that the persons named on the enclosed form of proxy will vote such proxy FOR the election of the seven persons named herein (or if any of the persons nominated is unexpectedly unavailable, for such substitutions as the Board of Directors may designate) unless authority is withheld for all or any of the nominees. Proxies will not be voted for a greater number of persons than the number of nominees named. Each nominee has been recommended for election by the Board of Directors.

                        INFORMATION CONCERNING NOMINEES

                         NAME, AGE, PRINCIPAL OCCUPATION FOR LAST FIVE            SERVED AS A
                         YEARS AND DIRECTORSHIPS IN PUBLIC CORPORATIONS          DIRECTOR SINCE
                   ----------------------------------------------------------    --------------
-----------------  LEO BENATAR (65). Mr. Benatar is Senior Vice President of          1993
-----------------  the Company, a position held since 1993, and Chairman and
-----------------  Chief Executive Officer of Engraph, Inc. (printer and
     [PHOTO]       fabricator of roll labels, decals, specialty paperboard
-----------------  items and flexible packaging), Atlanta, Georgia, a
-----------------  position held since 1981. Engraph, Inc. became a
-----------------  wholly-owned subsidiary of the Company on October 21,
-----------------  1993. He was President of Mead Packaging, a division of the Mead Corporation, from 1972 to 1981. Mr. Benatar is a
                   director of Interstate Bakeries Corporation, Aaron Rents,
                   Inc., Mohawk Industries, Inc. and Riverwood International
                   Corporation, and is Chairman of the Federal Reserve Bank
                   of Atlanta.

-----------------  PETER C. BROWNING (53). Mr. Browning is Executive Vice
-----------------  President of the Company, a position held since 1993. He
-----------------  served as President, Chairman and Chief Executive Officer
     [PHOTO]       of National Gypsum Company (manufacturer and supplier of
-----------------  products and services used in building and construction),
-----------------  Charlotte, North Carolina, from 1990 to 1993 and as
-----------------  President-Gold Bond Division, National Gypsum Company,
-----------------  from 1989 to 1990. Prior to 1989 he spent twenty-four years with Continental Can Company, serving as President
                   of Continental's Bondware and White Cap Divisions and
                   later as the company's Executive Vice President. Mr.
                   Browning is a director of Phoenix Home Life Mutual
                   Insurance Company, Loctite Corporation and First Union
                   National Bank of South Carolina.

                         NAME, AGE, PRINCIPAL OCCUPATION FOR LAST FIVE            SERVED AS A
                         YEARS AND DIRECTORSHIPS IN PUBLIC CORPORATIONS          DIRECTOR SINCE
                   ----------------------------------------------------------    --------------
-----------------  *F. L. H. COKER (59). Mr. Coker is retired. He was                 1964
-----------------  President and Director of Sea Corporation of Myrtle Beach,
-----------------  Inc. (private investments), Myrtle Beach, South Carolina,
     [PHOTO]       from 1983 to 1989. Until his retirement from the Company
-----------------  in 1979, Mr. Coker was Senior Vice President, a position
-----------------  held since 1976.
-----------------
-----------------

-----------------  T. C. COXE, III (64). Mr. Coxe is Senior Executive Vice            1982
-----------------  President of the Company, a position held since 1993. He
-----------------  was Executive Vice President from 1985 to 1993. He is a
     [PHOTO]       director of Wachovia Bank of South Carolina, N.A.
-----------------
-----------------
-----------------
-----------------

-----------------  BERNARD L. M. KASRIEL (48). Mr. Kasriel is Vice Chairman
-----------------  and Chief Operating Officer of Lafarge Coppee (a
-----------------  construction materials group), Paris, France, a position
     [PHOTO]       held since January 1995. He served as Managing Director of
-----------------  Lafarge Coppee from 1989 to 1994 and as Senior Executive
-----------------  Vice President from 1987 to 1989. Mr. Kasriel temporarily
-----------------  was detached to National Gypsum Company, Charlotte, North
-----------------  Carolina, as President and Chief Operating Officer from
                   1987 to 1989. He served as Executive Vice President of
                   Lafarge Coppee from 1984 to 1987. Mr. Kasriel is a
                   director of Lafarge Coppee, Lafarge Corporation and
                   National Gypsum Company.

---------------

 * C. W. Coker and F. L. H. Coker are brothers and are first cousins of J. L. Coker and of P.C.
   Coggeshall, Jr., an executive officer of the Company.

                         NAME, AGE, PRINCIPAL OCCUPATION FOR LAST FIVE            SERVED AS A
                         YEARS AND DIRECTORSHIPS IN PUBLIC CORPORATIONS          DIRECTOR SINCE
                   ----------------------------------------------------------    --------------
-----------------  E. H. LAWTON, JR. (65). Mr. Lawton is President and                1968
-----------------  Director of Hartsville Oil Mill (vegetable oils
-----------------  processor), Darlington, South Carolina, a position held
-----------------  since 1962. He is a director of NationsBank, N.A.
     [PHOTO]       (Carolinas).
-----------------
-----------------
-----------------

-----------------  E. C. WALL, JR. (57). Mr. Wall is President and Director           1976
-----------------  of Canal Industries (forest products), Conway, South
-----------------  Carolina, a position held since 1969. He is a director of
     [PHOTO]       Ruddick Corporation, SCANA Corporation and Blue Cross-Blue
-----------------  Shield of South Carolina.
-----------------
-----------------
-----------------

     All nominees previously have been elected to the Board of Directors by the Common Shareholders except Mr. Browning and Mr. Kasriel.

     At its meeting on February 1, 1995, the Board of Directors decided it was in the best interest of the Company to increase the size of the Board of Directors from fifteen to seventeen, and pursuant to Article III, Section 1, of the By-Laws of the Company, amendment of which was approved by the shareholders at their Annual Meeting in 1994, the Board fixed the number of directors of the corporation at seventeen.

     Mr. Browning and Mr. Kasriel were nominated by the Board of Directors at their February 1, 1995, meeting, for election by the shareholders at this Annual Meeting, to serve three-year terms which will expire at the Annual Shareholders' Meeting in 1998. The Nominating Committee of the Board of Directors recommends Mr. Browning and Mr. Kasriel for election by the Common Shareholders.

     The Nominating Committee recommends to the Board of Directors nominees to fill vacancies on the Board as they occur and recommends candidates for election as directors at Annual Meetings of Shareholders. The committee will consider persons recommended to be nominees by shareholders upon submission in writing to the Nominating Committee of the Company of the names of such persons, together with their qualifications for service and evidence of their willingness to serve. The Company's Restated Articles of Incorporation require that nominations for any person who is not then a director of the Company, whether made by the Nominating Committee or any shareholder, be submitted to the Secretary not less than sixty days prior to the Annual Meeting for which such nominations are made.

     Members of the Board of Directors whose terms of office will continue until the Annual Shareholders' Meeting in 1996 are:

                         NAME, AGE, PRINCIPAL OCCUPATION FOR LAST FIVE            SERVED AS A
                         YEARS AND DIRECTORSHIPS IN PUBLIC CORPORATIONS          DIRECTOR SINCE
                   ----------------------------------------------------------    --------------
-----------------  C. J. BRADSHAW (58). Mr. Bradshaw is President and                 1986
-----------------  Director of Bradshaw Investments, Inc. (private
-----------------  investments), Georgetown, South Carolina, a position held
     [PHOTO]       since 1986. He served as President and Chief Operating
-----------------  Officer of Transworld Corporation, New York, New York,
-----------------  from 1984 to 1986 and Chairman of the Board and Chief
-----------------  Executive Officer of Spartan Food Systems, Inc.,
-----------------  Spartanburg, South Carolina, from 1961 to 1986. Mr.
                   Bradshaw is a director of Wachovia Bank of South Carolina,
                   N.A.

-----------------  R. J. BROWN (60). Mr. Brown is Founder, Chairman and Chief         1993
-----------------  Executive Officer of B&C Associates, Inc. (a management
-----------------  consulting, marketing research and public relations firm),
-----------------  High Point, North Carolina, a position held since 1973. He
-----------------  is a director of First Union Corporation, Duke Power
     [PHOTO]       Company and Pacific National Financial Group.
-----------------
-----------------

-----------------  *J. L. COKER (54). Mr. Coker is Secretary of the Company,          1969
-----------------  a position held since 1969. He is President of JLC
-----------------  Enterprises (private investments), Stonington,
     [PHOTO]       Connecticut, a position held since 1979. He was President
-----------------  of Sonoco Limited, Canada, from 1972 to 1979.
-----------------
-----------------
-----------------

---------------

 * C. W. Coker and F. L. H. Coker are brothers and are first cousins of J. L. Coker and of P.C.
   Coggeshall, Jr., an executive officer of the Company.

                         NAME, AGE, PRINCIPAL OCCUPATION FOR LAST FIVE            SERVED AS A
                         YEARS AND DIRECTORSHIPS IN PUBLIC CORPORATIONS          DIRECTOR SINCE
                   ----------------------------------------------------------    --------------
-----------------  PAUL FULTON (60). Mr. Fulton is Dean of The Kenan-Flagler          1989
-----------------  Business School, The University of North Carolina, Chapel
-----------------  Hill, North Carolina, a position held since 1994. He was
     [PHOTO]       President of Sara Lee Corporation (manufacturer and
-----------------  marketer of consumer products), Chicago, Illinois, from
-----------------  1988 through 1993. He served as Executive Vice President
-----------------  from 1987 to 1988 and as Senior Vice President of Sara Lee
-----------------  Corporation and President of the Hanes Group of Sara Lee
                   Corporation from 1981 to 1986. Mr. Fulton is a director of
                   NationsBank Corporation, Bassett Furniture Industries,
                   Inc., Cato Corporation and Winston Hotels, Inc.

-----------------  H. L. MCCOLL, JR. (59). Mr. McColl is Chairman of the              1972
-----------------  Board and Chief Executive Officer and Director of
-----------------  NationsBank Corporation, Charlotte, North Carolina, and
-----------------  Chief Executive Officer of each of its subsidiary banks.
     [PHOTO]       He served as Chairman of the Board of NationsBank
-----------------  Corporation (formerly NCNB Corporation) from 1983 until
-----------------  December 31, 1991, and was reappointed Chairman on
-----------------  December 31, 1992. He is a director of CSX Corporation,
                   Ruddick Corporation and Jefferson-Pilot Corporation.

     Members of the Board of Directors whose terms of office will continue until the Annual Shareholders' Meeting in 1997 are:

                         NAME, AGE, PRINCIPAL OCCUPATION FOR LAST FIVE            SERVED AS A
                         YEARS AND DIRECTORSHIPS IN PUBLIC CORPORATIONS          DIRECTOR SINCE
                   ----------------------------------------------------------    --------------
-----------------  *C. W. COKER (61). Mr. Coker is Chairman, President and            1962
-----------------  Chief Executive Officer of the Company. He was President
-----------------  of the Company from 1970 to 1990 and was reappointed
     [PHOTO]       President upon the early retirement of R. C. King, Jr. on
-----------------  May 31, 1994. He is a director of NationsBank Corporation,
-----------------  Springs Industries, Inc., Sara Lee Corporation and
-----------------  Carolina Power and Light Company.
-----------------

---------------

 * C. W. Coker and F. L. H. Coker are brothers and are first cousins of J. L. Coker and of P.C. Coggeshall, Jr., an executive officer of the Company.

                         NAME, AGE, PRINCIPAL OCCUPATION FOR LAST FIVE            SERVED AS A
                         YEARS AND DIRECTORSHIPS IN PUBLIC CORPORATIONS          DIRECTOR SINCE
                   ----------------------------------------------------------    --------------
-----------------  A. T. DICKSON (63). Mr. Dickson is President and Director          1981
-----------------  of Ruddick Corporation (a diversified holding company),
-----------------  Charlotte, North Carolina, a position held since 1968. He
     [PHOTO]       is a director of Lance, Inc., NationsBank Corporation,
-----------------  Royal Group, Inc. and Bassett Furniture Industries, Inc.
-----------------
-----------------
-----------------

-----------------  R. E. ELBERSON (66). Mr. Elberson is a retired executive           1985
-----------------  and director of Sara Lee Corporation (manufacturer and
-----------------  marketer of consumer products), Chicago, Illinois. He
-----------------  served as Vice Chairman of Sara Lee Corporation from 1986
     [PHOTO]       to 1989 and as President and Chief Operating Officer from
-----------------  1983 to 1986. Mr. Elberson is a director of W. W.
-----------------  Grainger, Inc.
-----------------

-----------------  J. C. FORT (68). Mr. Fort is President and Director of             1969
-----------------  Trust Company of South Carolina, Inc. (insurance brokers),
-----------------  Hartsville, South Carolina. Until his retirement from the
-----------------  Company in 1987, Mr. Fort served as Senior Vice President,
     [PHOTO]       a position held since 1986. He served as Senior Vice
-----------------  President -- International Group from 1983 to 1986.
-----------------
-----------------

-----------------  R. C. KING, JR. (60). Mr. King is retired. He was                  1991
-----------------  President and Chief Operating Officer of the Company from
-----------------  1990 to 1994 and Senior Vice President from 1987 to 1990.
     [PHOTO]       He is a director of United Dominion Industries.
-----------------
-----------------
-----------------
-----------------

                                BOARD COMMITTEES

     During 1994 the Board of Directors held four regularly scheduled meetings and one special meeting to review significant developments affecting the Company and to act on matters requiring Board approval. To assist it in the discharge of its responsibilities, the Board has established four committees:

                                                                                  NUMBER OF
    COMMITTEE                                                     CURRENT            1994
      NAME                         PURPOSE                        MEMBERS          MEETINGS
-----------------  ---------------------------------------  --------------------  ----------
Audit Committee    Responsible for the scope of both        E. C. Wall, Jr. --      3
                   internal and external audit programs in  Chairman
                   order to fully protect assets of the     R. J. Brown
                   Company.                                 F. L. H. Coker
                                                            J. L. Coker
                                                            A. T. Dickson
                                                            J. C. Fort
                                                            R. C. King, Jr.
Executive          Responsible for establishing and         A. T. Dickson --        5
Compensation       maintaining officer-level salaries and   Chairman
Committee          administering executive compensation     C. J. Bradshaw
                   plans.                                   R. E. Elberson
                                                            Paul Fulton
                                                            E. H. Lawton, Jr.

Nominating         Responsible for recommending to the      F. L. H. Coker --       3
Committee          directors qualified candidates to fill   Chairman
                   vacancies on the Board.                  R. E. Elberson
                                                            J. C. Fort
                                                            E. H. Lawton, Jr.
                                                            H. L. McColl, Jr.

Finance            Responsible for evaluating the           H. L. McColl, Jr. --    3
Committee          Company's financial status, advising     Chairman
                   corporate management and the full Board  C. J. Bradshaw
                   on financial matters, and reviewing the  R. J. Brown
                   Company's long-term financial            J. L. Coker
                   requirements and plans.                  Paul Fulton
                                                            R. C. King, Jr.
                                                            E. H. Lawton, Jr.

     During 1994 all directors attended 75% or more of the aggregate number of meetings of the Board and committees.

            SECURITY OWNERSHIP OF MANAGEMENT AS OF DECEMBER 31, 1994

                                                                                 COMMON STOCK
                                                                              BENEFICIALLY OWNED
                                                                          --------------------------
         NAME                               POSITION                      NUMBER(1)    PERCENTAGE(2)
-----------------------  ----------------------------------------------   ---------    -------------
C. J. Bradshaw           Director                                            21,262
R. J. Brown              Director                                               832
F. L. H. Coker           Director                                         1,148,633         1.3
J. L. Coker              Secretary and Director                             144,087
A. T. Dickson            Director                                            59,616
R. E. Elberson           Director                                            21,000
J. C. Fort               Director                                         1,136,666         1.3
Paul Fulton              Director                                             5,700
R. C. King, Jr.          Director                                           280,802
E. H. Lawton, Jr.        Director                                           710,962
H. L. McColl, Jr.        Director                                            17,257
E. C. Wall, Jr.          Director                                            80,651
C. W. Coker              Chairman, President, Chief Executive Officer     1,483,158         1.7
                           and Director
P. C. Browning           Executive Vice President                           235,300
T. C. Coxe, III          Senior Executive Vice President and Director       343,471
Leo Benatar              Senior Vice President and Director                 176,684
H. E. DeLoach, Jr.       Group Vice President                             1,023,520(3)      1.2
All Executive Officers and Directors (26 persons)                         7,940,410(4)      9.1

---------------

(1) Shareholdings represent the number of shares beneficially owned directly or indirectly by each named director and executive officer as of December 31, 1994. The number includes shares subject to currently exercisable options, granted by the Company under the 1983 Key Employee Stock Option Plan and the 1991 Key Employee Stock Plan, and Restricted Stock Awards, granted under the 1991 Key Employee Stock Plan, respectively, for the following directors and named executive officers: C. W. Coker -- 391,200 and 80,000;
     P. C. Browning -- 175,000 and 60,000; T. C. Coxe, III -- 98,500 and 20,000;
     Leo Benatar -- 126,752 and 20,000; H. E. DeLoach, Jr. -- 91,600 and 40,000;
     and R. C. King, Jr. -- 206,200 and -0-.

     Also included are shares held in the Company's Dividend Reinvestment Plan (8,949), the Employee Savings and Stock Ownership Plan (46,509), and share equivalents in deferred compensation plans (24,565).

(2) Percentages not shown are less than 1%.

(3) Includes 773,670 shares of Common Stock owned by an estate of which Mr. DeLoach is executor. Mr. DeLoach disclaims beneficial ownership of such shares.

(4) Includes 1,623,702 shares of Common Stock which the executive officers have a right to acquire pursuant to options granted by the Company under the 1983 and the 1991 Plans and 320,000 shares which they have a right to acquire pursuant to Restricted Stock Awards granted under the 1991 Plan.

           EXECUTIVE COMPENSATION COMMITTEE'S REPORT TO SHAREHOLDERS

     The Executive Compensation Committee of the Board of Directors (the "Committee") is responsible for setting the remuneration levels for executives of the Company. It also oversees the Company's various executive compensation plans, as well as the overall management compensation program. Additionally, the Committee reviews and plans for top management succession and reviews executive job performance. The Committee periodically evaluates the Company's executive compensation program in terms of appropriateness, including competitive positioning relative to other companies' practices. The Committee obtains independent and impartial advice from external compensation consulting firms in order to maintain objectivity in executing its responsibilities. The Committee met five times during 1994, and had met twice in 1995 as of the printing of this report.

PHILOSOPHY

     The executive compensation program has been designed to attract, motivate, reward, and retain senior management by providing competitive total compensation opportunities based on performance, teamwork, and the creation of shareholder value. It is a basic program consisting of salary, annual cash bonus awards, annual stock option awards, perquisites, and employee benefits.

     In order to determine competitive compensation levels, the Company participates in a number of surveys conducted by independent consulting firms, and from time to time contracts with these firms to perform customized studies of companies in its industry groups and/or with companies showing similar long-term financial performance results. In these surveys executive compensation levels are developed by looking at large numbers of similar positions across American industry and reflect adjustments based upon company revenues. The Dow Jones Containers and Packaging Group Index, which includes the Company, was used in the five year shareholder return performance graph that appears on Page 16. The companies in this Index also are included, as available, among the companies whose survey data is used in the Company's compensation studies.

     The total compensation package for executives is generally structured to be competitive with the median total pay practices for executives of other large corporations. The base salary midpoints are targeted to be at the median of surveyed market rates. Incentive compensation, consisting of the annual cash bonus plan and the annual stock option awards, is targeted at the median of surveyed market compensation for expected Company performance, and provides opportunities to motivate and reward executives for exceptional performance. Executive perquisites are limited and provide a lower benefit than the market median. The benefits program for executives provides a benefit that is somewhat higher than the market median. This benefits program, in particular the retirement and life insurance plans, is designed to enhance retention of executives until normal retirement age.

     Following is a discussion of the elements of the executive compensation program, along with a description of the decisions and actions taken by the Committee with regard to 1994 compensation. Also included is a specific discussion of the decisions regarding Mr. Coker's compensation for performing the duties of Chairman, President and Chief Executive Officer ("CEO"). The tables and accompanying narrative and footnotes which follow this report reflect the decisions covered by the discussions below.

SALARY

     The Company's salary ranges and resulting salaries are based on a relative valuing of the duties and responsibilities of each position. The Company reviews the base salaries of all salaried employees on an annual basis.

     Merit salary increases are based on a table which considers each individual's performance rating and position in his or her salary range. Promotional salary increases are awarded to recognize increased responsibilities and accountabilities. The Committee used this table to determine salary adjustments for each of the executive officers, including Mr. Coker, whose most recent increase was effective June 1, 1994.

ANNUAL BONUS AWARDS

     The Company has a bonus plan which for 1994 provided for cash incentive opportunities based upon achievement of pre-determined annual financial performance goals as well as attainment of key individual strategic and operational objectives. The purpose of this plan is to link a significant portion of executive pay to both the Company's operating performance for the year and to critical issues affecting the long-term health of the Company.

     Financial performance goals were weighted from 80% to 86% of total bonus opportunity. For executives with only corporate responsibility, the plan's financial goals were based on corporate earnings per share from ongoing operations. For executives with business unit responsibility, one half of the bonus opportunity available for financial performance was based on corporate earnings per share and the remainder was based on business unit profit before interest and taxes.

     The key strategic and operational objectives for 1994, which were weighted from 14% to 20% of total bonus opportunity, varied by individual and were in areas such as employee safety, customer satisfaction, business development, strategic acquisitions, technology innovation, management succession and employee development, process improvement, total quality management, and environmental protection.

     On February 1, 1995, the Committee reviewed and approved the 1994 annual bonus awards for executive officers. Initial bonus amounts were assigned to each executive officer based on the scoring of financial goal attainment and subjective evaluations of how well the personalized objectives were met. In some cases the Committee used additional discretion based on its assessment of individual performance and internal equity in the determination of final bonus amounts. Mr. Coker's earned award under the plan reflected the Company's record performance, based on earnings per share from ongoing operations, the Committee's assessment of how well he met his key strategic and operational objectives for the year, and the Committee's assessment of Mr. Coker's individual performance and contributions during the year, and is included among the values listed under the "Bonus" caption in the Summary Compensation Table on Page 17.

STOCK OPTIONS

     In 1994 Mr. Coker, the executive officers, and other key management employees were granted options to purchase shares of Common Stock by the Committee under a plan which previously had been approved by the Company's shareholders. The price of these options was set at the prevailing market price on the date the options were awarded. Accordingly, these options will be valuable to the recipients only if the market price of Company stock increases. Stock option awards and annual cash bonus opportunities are the Company's performance-based compensation elements. The level of the combined award opportunities, including Mr. Coker's, reflects median competitive total annual incentive compensation opportunities as reported by the independent consulting firms. Stock option awards for Mr. Coker and the other four named officers are included in the Summary Compensation Table on Page 17 under the caption "Number of Securities Underlying Options" and on the Option Grants Table on Page 19.

OTHER

     On October 20, 1994, the Committee granted one-time awards of contingent shares to thirteen executives, including Mr. Coker and the four other executive officers named in the Summary Compensation Table. These awards, consisting of share units equal in value to an equivalent number of shares of Common Stock, were granted to reward the members of the current management team for the contribution each has made in strategically positioning the Company as the recognized leader and top financially performing company in the majority of the industries in which it competes. The number of share units granted was based on the Committee's judgment as to the appropriate size of an award, given its intent, and the individual's current salary level. The shares disbursed as a part of this program will be funded from shares allocated in the 1991 Key Employee Stock Plan and, in order to minimize dilution, will consist entirely of previously-issued shares that are reacquired by the Company.

     The award to Mr. Coker reflects the Committee's recognition of his excellent contributions and outstanding leadership in the development of strategic direction and succession plans for the Company. The awards to other officers also are intended to enhance management succession and ongoing management stability by helping to ensure that each recipient remains with the Company over the respective vesting period. Awards will generally vest in one-third annual installments commencing on October 20, 1997. A termination of employment by a recipient may not result in forfeiture of an award if the Committee determines that such early termination is in the interest of the Company and the recipient does not provide services to a competitor during the remaining vesting period. Unless otherwise determined by the Committee, the future payment of awards or portions of awards will be deferred until such time that the payment is tax deductible to the Company.

     As a result of recent changes to tax law, companies cannot deduct certain types of compensation paid to the CEO or to the other executive officers named in the Summary Compensation Table for individual amounts in excess of one million dollars unless such compensation is approved by the shareholders and meets certain other requirements. The Committee deferred payment of the applicable portion of the 1994 bonus award to Mr. Coker until tax year 1995. Under current regulations this amount will be a tax deductible expense. The Committee and the Board of Directors present and recommend shareholder approval of the annual incentive compensation terms for executive officers and ratification of amendments to the Company's 1991 Key Employee Stock Plan that, under current regulations, are intended to ensure tax deductibility in the future.

            A. T. Dickson (Chairman)  C. J. Bradshaw  R. E. Elberson
                 P. Fulton  E. H. Lawton, Jr.  E. C. Wall, Jr.

                        COMPARATIVE COMPANY PERFORMANCE

     The following line graph compares cumulative total shareholder return for the Company with the cumulative total return of the S&P 500 Stock Index and a nationally recognized industry index, the Dow Jones Containers and Packaging Group (which includes the Company), from December 31, 1989, through December 31, 1994.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
            AMONG SONOCO PRODUCTS COMPANY, THE S&P 500 STOCK INDEX,
                AND THE DOW JONES CONTAINERS & PACKAGING GROUP**

                                                   DOW JONES
                                                 CONTAINERS &
      MEASUREMENT PERIOD         S&P 500 STOCK     PACKAGING     SONOCO PRODUCTS
    (FISCAL YEAR COVERED)            INDEX           GROUP          COMPANY
1989                                      $100            $100            $100
1990                                      $ 97            $ 86            $ 90
1991                                      $126            $135            $ 98
1992                                      $136            $147            $139
1993                                      $150            $141            $132
1994                                      $152            $140            $134

ASSUMES $100 INVESTED ON DECEMBER 31, 1989, IN EACH OF SONOCO PRODUCTS COMPANY COMMON STOCK, THE S&P 500 STOCK INDEX, AND THE DOW JONES CONTAINERS & PACKAGING GROUP.

 * TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS
** FISCAL YEAR ENDING DECEMBER 31

                           SUMMARY COMPENSATION TABLE

                                                            LONG-TERM COMPENSATION
                                                     ------------------------------------
                                                             AWARDS
                                                     -----------------------
                                     ANNUAL                       NUMBER OF     PAYOUTS
                                 COMPENSATION(2)     RESTRICTED   SECURITIES   ----------
  NAME AND PRINCIPAL           -------------------     STOCK      UNDERLYING      LTIP         ALL OTHER
       POSITION         YEAR    SALARY     BONUS     AWARDS(3)     OPTIONS     PAYOUTS(4)   COMPENSATION(5)
----------------------  ----   --------   --------   ----------   ----------   ----------   ---------------
C. W. Coker             1994   $602,835   $691,416   $1,820,000      63,200     $ -0-          $ 205,936
  Chairman, President   1993    575,834    451,567      -0-          62,000       -0-            184,233
  and Chief Executive   1992    541,831    460,556      -0-          80,000       -0-            178,813
  Officer
P. C. Browning          1994    449,759    360,241    1,365,000      25,000       -0-             56,228
  Executive             1993     73,666    221,000      -0-         150,000       -0-             55,366
  Vice President
T. C. Coxe, III         1994    340,891    324,109      455,000      29,000       -0-             62,813
  Senior Executive      1993    316,668    200,999      -0-          26,600       -0-             48,975
  Vice President        1992    297,759    211,409      -0-          36,000       -0-             47,059
L. Benatar(1)           1994    368,579    230,000      455,000      20,000       -0-             87,078
  Senior Vice           1993    360,813    169,106      -0-          -0-          55,427          13,832
     President          1992    344,166    435,875      -0-          21,809       -0-             13,148
H. E. DeLoach, Jr.      1994    259,586    230,512      910,000      20,000       -0-             41,422
  Group Vice President  1993    220,351    172,690      -0-          12,600       -0-             25,398
                        1992    206,460    110,487      -0-          16,000       -0-             22,010

---------------

(1) Includes amounts paid by Engraph, Inc. for services as Chairman and CEO for the period from January 1, 1992, through October 21, 1993, the date that Engraph, Inc. merged with the Company.

(2) None of the executive officers received perquisites or personal benefits which totaled the lesser of $50,000 or 10% of their respective salary plus bonus payments.

(3) Dollar amounts shown equal the number of units of restricted stock rights granted multiplied by the $22.75 per share stock price on October 20, 1994, the date of grant. The number and dollar value of restricted stock rights, including dividend equivalents, held, based on the closing stock price on December 31, 1994, of $21.875 per share, were: C. W. Coker -- 80,546 shares ($1,761,951); P. C. Browning -- 60,410 shares ($1,321,463); T. C. Coxe,
    III -- 20,137 shares ($440,488); L. Benatar -- 20,137 shares ($440,488); and
    H. E. DeLoach, Jr. -- 40,273 shares ($880,976). Restrictions lapse over a five year vesting period for Messrs. Coker, Browning, and DeLoach with one-third of the shares vesting on each of the third, fourth, and fifth anniversary dates of the grant. The restrictions lapse and all shares vest for Messrs. Coxe and Benatar on October 20, 1996.

(4) This award was pursuant to the Engraph Long Range Incentive Plan for the 1991-1993 performance period. There are no other potential payment obligations under this plan.

(5) All other compensation for 1994 consisted of the following components:

                                                                          COMPANY CONTRIBUTIONS AND
                        SPLIT-DOLLAR       ABOVE-MARKET DEFERRED       ACCRUALS TO DEFINED CONTRIBUTION
       NAME            LIFE INSURANCE     COMPENSATION ACCRUALS(2)             RETIREMENT PLANS
-------------------    --------------     ------------------------     --------------------------------
C. W. Coker               $135,779(1)             $ 38,525                         $ 31,632(3)
P. C. Browning              56,228                    -0-                              -0-
T. C. Coxe, III             18,168                  28,388                           16,257(3)
L. Benatar                  77,208                    -0-                             9,870(4)
H. E. DeLoach, Jr.          18,139                  10,315                           12,968(3)

--------------------

(1) Includes additional insurance which was purchased for Mr. Coker during December 1992 in exchange for cancellation of stock options that, at the time of the transaction, had a market price gain of $497,875.

(2) Represents the above-market portion of interest credits on previously-earned compensation for which payment has been deferred.

(3) Comprised of contributions to the Company's Employee Savings and Stock Ownership Plan (ESSOP) and accruals to individual accounts in the Company's non-qualified benefits restoration plan, in order to keep employees whole with respect to Company contribution amounts that were limited by tax law.

(4) Comprised of contributions to the Engraph, Inc. Retirement Plus Plan.

                   OPTION EXERCISES AND YEAR-END VALUES TABLE
          AGGREGATED OPTION EXERCISES IN 1994 AND 1994 YEAR-END VALUES

                                                            NUMBER OF SHARES
                                                               UNDERLYING
                        NUMBER OF                          UNEXERCISED OPTIONS            VALUE OF UNEXERCISED
                          SHARES                                  AS OF                   IN-THE-MONEY OPTIONS
                         ACQUIRED                           DECEMBER 31, 1994          AS OF DECEMBER 31, 1994(2)
                            ON            VALUE        ---------------------------     ---------------------------
        NAME             EXERCISE      REALIZED(1)     EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
--------------------    ----------     -----------     -----------   -------------     -----------   -------------
C. W. Coker               17,500        $ 193,625        328,000         63,200        $ 1,187,688     $ -0-
P. C. Browning              -0-              -0-         150,000         25,000            168,750       -0-
T. C. Coxe, III            4,440           85,401         69,500         29,000            571,331       -0-
L. Benatar                 4,480           89,690        106,752         20,000          1,143,172       -0-
H. E. DeLoach, Jr.          -0-              -0-          71,600         20,000            251,500       -0-

---------------

(1) The difference between the exercise price paid and the value of the acquired shares based on the closing price of the Company's stock on the exercise date.

(2) Based on $21.875 per share, the December 31, 1994, closing price.

                              OPTION GRANTS TABLE
                            1994 STOCK OPTION GRANTS

                                                                                       POTENTIAL REALIZABLE VALUE AND
                                INDIVIDUAL GRANTS                                     RESULTING COMPANY STOCK PRICE AT
---------------------------------------------------------------------------------       ASSUMED ANNUAL RATES OF STOCK
                        NUMBER OF      % OF TOTAL                                                   PRICE
                        SECURITIES       OPTIONS                                          APPRECIATION FOR 10 YEAR
                        UNDERLYING     GRANTED TO       EXERCISE                               OPTION TERM(2)
                         OPTIONS        EMPLOYEES      PRICE (PER      EXPIRATION     ---------------------------------
        NAME            GRANTED(1)       IN 1994         SHARE)           DATE         5% ($40.926)      10% ($66.168)
--------------------    ----------     -----------     -----------     ----------     --------------     --------------
C. W. Coker               63,200           7.1           $25.125        2/2/2004      $      998,623     $    2,530,718
P. C. Browning            25,000           2.8            25.125        2/2/2004             395,025          1,001,075
T. C. Coxe, III           29,000           3.3            25.125        2/2/2004             458,229          1,161,247
L. Benatar                20,000           2.2            25.125        2/2/2004             316,020            800,860
H. E. DeLoach, Jr.        20,000           2.2            25.125        2/2/2004             316,020            800,860
Comparable gain in shareholder value for the 87,547,334 shares outstanding as of
  February 2, 1994, the grant date.                                                    1,383,335,425      3,505,657,895

---------------

(1) These options were granted on February 2, 1994, at the closing market price, became exercisable on February 2, 1995, and were granted for a period of ten years, subject to earlier expiration in certain events related to termination of employment. The exercise price can be paid by cash or the delivery of previously-owned shares. Tax obligations also can be paid by an offset of the underlying shares.

(2) The amounts in these columns are the result of calculations set by the Securities and Exchange Commission and are based on hypothetical 5% and 10% stock price appreciation over ten years. They are not intended to forecast possible future appreciation, if any, of the Company's stock price.

                                 PENSION TABLE

     Executive officers participate in a non-contributory defined benefit program which provides for a maximum annual lifetime retirement benefit equal to 60% of final average compensation, computed as a straight life annuity and based on the highest three of the last seven calendar years. In order to receive the full benefit, the executive must have at least 15 years of service and retire no earlier than age 65. Eligible spouses (married one year or longer at the executive's retirement date) receive survivor benefits at a rate of 75% of the benefit paid to the executives. The total benefit provided by the Company is offset by 100% of primary U.S. Social Security.

                                                      AGE 65 RETIREMENT
     FINAL                                             YEARS OF SERVICE
    AVERAGE         --------------------------------------------------------------------------------------
COMPENSATION(1)        5            10           15           20           25           30           35
---------------     --------     --------     --------     --------     --------     --------     --------
  $   300,000       $ 60,000     $120,000     $180,000     $180,000     $180,000     $180,000     $180,000
      400,000         80,000      160,000      240,000      240,000      240,000      240,000      240,000
      500,000        100,000      200,000      300,000      300,000      300,000      300,000      300,000
      600,000        120,000      240,000      360,000      360,000      360,000      360,000      360,000
      700,000        140,000      280,000      420,000      420,000      420,000      420,000      420,000
      800,000        160,000      320,000      480,000      480,000      480,000      480,000      480,000
      900,000        180,000      360,000      540,000      540,000      540,000      540,000      540,000
    1,000,000        200,000      400,000      600,000      600,000      600,000      600,000      600,000
    1,100,000        220,000      440,000      660,000      660,000      660,000      660,000      660,000
    1,200,000        240,000      480,000      720,000      720,000      720,000      720,000      720,000
    1,300,000        260,000      520,000      780,000      780,000      780,000      780,000      780,000
    1,400,000        280,000      560,000      840,000      840,000      840,000      840,000      840,000
    1,500,000        300,000      600,000      900,000      900,000      900,000      900,000      900,000
    1,600,000        320,000      620,000      960,000      960,000      960,000      960,000      960,000

---------------

(1) Final average compensation includes salary, bonus, and cash awards from the Company's former long-term incentive plan. Age, years of service, and final average compensation as of December 31, 1994, for the named officers are as follows:

                                               FINAL
                               YEARS OF       AVERAGE
       NAME            AGE     SERVICE      COMPENSATION
-------------------    ---     --------     ------------
C. W. Coker            61         37          $987,105
P. C. Browning         53          1           372,213
T. C. Coxe, III        64         42           520,395
L. Benatar             64         14           700,956
H. E. DeLoach, Jr.     50          9           325,531

                              EMPLOYMENT AGREEMENT

     On September 12, 1993, in conjunction with the Company's tender offer for Engraph, Inc. Common Stock, the Company entered into an employment agreement with Mr. Leo Benatar, an executive officer and director of the Company. This agreement, which superseded the employment agreement of May 7, 1992, between Engraph, Inc. and Mr. Benatar, secured the continued service of Mr. Benatar until March 31, 1995. The Company has extended the term of this agreement until March 31, 1996. This agreement can be further extended by the Company, with the consent of Mr. Benatar, until March 31, 1997. This agreement provides for a minimum annual base salary of $362,500 (Mr. Benatar's then present salary as Chairman and CEO of Engraph, Inc.), subject to annual review by the Board's Executive Compensation Committee, and participation in the Company's executive officer bonus plan, Engraph benefit plans, and the Company's executive benefit and perquisite programs. Consistent with a provision in the prior agreement, on March 31, 1995, Mr. Benatar will be credited with one additional year of service for the purposes of credited service calculations in the Company's Supplemental Executive Retirement Plan. The agreement stipulates that during the term of his employment and for two years thereafter, Mr. Benatar will not compete with the Company, will not solicit its customers or employees, and will not use or disclose its trade secrets and proprietary information.

                            DIRECTORS' COMPENSATION

     Employee directors receive no additional compensation for their services as members of the Board of Directors. Effective July 1, 1993, non-employee directors were paid a $9,000 quarterly retainer fee and a $1,000 attendance fee for special meetings. On July 1, 1994, the quarterly retainer fee was increased to $9,250.

     Directors are able to defer part or all of their fees. Directors can choose to earn market rate interest credits on their deferrals or have their deferrals treated as if invested in equivalent units of Sonoco Products Company Common Stock. In the latter account they earn dividend equivalent credits which are reinvested in stock equivalent units. The directors can choose a fixed period, commencing the January following termination from the Board of Directors, over which the account balances will be paid in annual installments.

     Mr. R. C. King, Jr. elected to take early retirement from the Company effective May 31, 1994, following over 37 years of distinguished service. To secure his advice and counsel, the Company entered into an agreement with Mr. King under which he will provide consulting services to the Company on an as-needed basis through December 31, 1996. As a part of this arrangement, Mr. King agreed that he would not compete against the Company for the remainder of the century and would not disclose any confidential Company information. Mr. King received consulting fees of $193,263 during 1994 under this agreement. In recognition of Mr. King's innumerable and invaluable contributions to the Company in the past, the Company provided to him certain benefits under the terms of a retirement agreement. Mr. King's annual retirement benefit, including payments from Primary Social Security or equivalents, Sonoco's Retirement Plan, and Sonoco's Supplemental Executive Retirement Plan, totals $390,434 or 49.5% of his salary and bonus paid in 1993. Mr. King also received a payment of $184,839 in February 1995, representing a pro-rata annual bonus for his five months of service in 1994, and payments totaling $9,266 for reimbursement of financial and early retirement planning fees and expenses during 1994.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. A. T. Dickson, C. J. Bradshaw, R. E. Elberson, Paul Fulton, E. H. Lawton, Jr. and E. C. Wall, Jr. served on the Company's Executive Compensation Committee during the year ended December 31, 1994. Mr. E. C. Wall, Jr. resigned from the Executive Compensation Committee on October 19, 1994, prior to the meeting of the committee on that date due to other commitments. Mr. E. H. Lawton, Jr. was appointed to the committee on September 9, 1994.

     Mr. A. T. Dickson and Mr. Paul Fulton, directors of NationsBank Corporation, Mr. E. H. Lawton, Jr., a director of NationsBank, N.A. (Carolinas), and Mr. C. J. Bradshaw, a director of Wachovia Bank of South Carolina, N.A., are members of the Executive Compensation Committee. On October 8, 1987, the Company entered into a seven-year $50,000,000 interest rate swap agreement with NCNB National Bank, subsequently NationsBank of North Carolina, N.A., and now NationsBank, N.A. (Carolinas), to exchange a floating interest rate payment for a fixed rate payment. This agreement expired October 8, 1994. On October 1, 1993, NationsBank of North Carolina, N.A., now NationsBank, N.A. (Carolinas), also extended to the Company, as a backstop facility for its commercial paper program and general corporate purposes, a five-year committed line of credit for $75,000,000. Wachovia Bank of South Carolina, N.A. has extended a similar line for $65,000,000. These committed lines of credit from NationsBank, N.A. (Carolinas) and Wachovia Bank of South Carolina, N.A. have been in place since 1987 and have been renewed and increased or decreased according to the Company's needs. Additionally, NationsBank, N.A. (Carolinas) has extended other lines of credit to the Company as support for letters of credit, overdrafts and other corporate needs. NationsBank, N.A. (Carolinas) also provides treasury management services to the Company and investment management services through its trust department. The Company pays fees to NationsBank, N.A. (Carolinas) for these services and for the availability of the lines of credit, as well as interest on borrowed funds. All transactions were handled on a competitive basis. Management is convinced that the rates and provisions were as favorable to the Company as otherwise could have been obtained.

     Mr. E. C. Wall, Jr., a director of the Company and a member of the Executive Compensation Committee during the year, is Chairman of the Board and more than a 10% beneficial owner of a company from which the Company purchased lumber for an aggregate purchase price of $846,521 during 1994.

     Mr. H. L. McColl, Jr., an executive officer of NationsBank Corporation, is a member of the Company's Board but is not a member of the Company's Executive Compensation Committee. Mr. C. W. Coker, Chairman, President and Chief Executive Officer of the Company, is a member of NationsBank Corporation's Compensation Committee.

                          TRANSACTIONS WITH MANAGEMENT

     Mr. H. L. McColl, Jr. is Chairman, Chief Executive Officer and Director of NationsBank Corporation. Mr. C. W. Coker, Mr. A. T. Dickson and Mr. Paul Fulton are directors of NationsBank Corporation and Mr. E. H. Lawton, Jr. is a director of NationsBank, N.A. (Carolinas). Mr. C. J. Bradshaw and Mr. T. C. Coxe, III are directors of Wachovia Bank of South Carolina, N.A. See the "Compensation Committee Interlocks and Insider Participation" section above.

     During 1994 the Company purchased lumber from a company of which Mr. E. C. Wall, Jr., a director of the Company, is Chairman of the Board and more than a 10% beneficial owner. Mr. T. C. Coxe, III, a director and executive officer of the Company, also is a director of this company. The aggregate purchase price of the lumber was $846,521.

     The Company also purchased timber during the year from a trust of which Mr.
T. C. Coxe, III, a director and executive officer of the Company, is trustee and more than a 10% beneficial owner. The aggregate purchase price of the timber was $218,473.

     The Company purchased wooden pallets from a company of which Mr. J. C. Fort, a director of the Company, is more than a 10% beneficial owner. The aggregate purchase price of the pallets was approximately $677,880. The Company, in turn, sold to the same company approximately $1,066,000 in hardwood timbers.

     Management of the Company believes the prices and terms were comparable to those the Company could have obtained from unaffiliated third parties.

     In accordance with the Company's relocation policy and practices, the Company made secured relocation loans to Mr. Peter C. Browning, Executive Vice President, under identical terms and conditions as loans made to other salaried employees. These loans were settled in full on February 24, 1995.

                 AMENDMENTS TO THE 1991 KEY EMPLOYEE STOCK PLAN

     On March 17, 1995, the Executive Compensation Committee of the Board of Directors (the "Committee") amended the 1991 Key Employee Stock Plan (the "Plan"), subject to the approval of shareholders at this Annual Meeting. The full text of this Plan is appended to this Proxy Statement as Exhibit I. The following information is qualified in its entirety by the Plan, as amended.

     It is the opinion of the Committee and the Board of Directors that the 1991 Key Employee Stock Plan advances the interests of the shareholders of the Company by encouraging employees to acquire greater proprietary interests in the Company. The Plan permits the Committee to grant long-term incentive compensation opportunities that will provide meaningful incentive for recipients to make significant contributions toward the Company's future success, while enhancing the Company's competitive compensation position and the Company's ability to attract and retain individuals of outstanding ability.

     The Board of Directors recommends that you vote FOR ratification of the amendments to the 1991 Key Employee Stock Plan.

     The major amendments to the Plan are as follows:

     Term. Under its present provisions, the Plan will terminate in 2001. Under the proposed amendments, the Plan will remain in effect until terminated by the Board of Directors. These amendments are intended to cause the Plan to have an indefinite term.

     The Common Shares Available for Issuance. In 1991 the Plan made available for issuance 5,000,000 shares of Common Stock plus any shares of Common Stock exchanged by optionees as full or partial payment to the Company upon exercise of stock options granted under the 1983 Key Employee Stock Option Plan (the

"Prior Plan"). The proposed amendments to the Plan increase the number of shares available for issuance. In addition to the shares presently available for issuance, the amendments to the Plan make available for issuance, beginning January 1, 1995, and on each January 1 thereafter, a number of shares equal to 1.2% of the number of shares of Common Stock issued on such first day of January. After April 19, 1995, the proposed amendments may increase the number of shares available for issuance by the number of shares acquired by the Company from open market purchases at market price or private transactions at fair market value to the extent that the price paid for such shares does not exceed the cumulative amount of money received by the Company from the exercise of options granted under the Plan, as amended, or the Prior Plan. These amendments will cause the number of shares available for issuance under the Plan to increase annually without further shareholder approval.

     Grant Limits. The proposed amendments to the Plan include a new section (Section 9) that imposes certain limits on the number of shares that can be granted after April 19, 1995, as stock options, stock appreciation rights or stock grants. These amendments are intended to cause the Plan to comply with changes to the Internal Revenue Code of 1986, as amended, (the "Code"), in order to keep the Company from losing deductibility for federal income tax purposes of certain benefits paid to Plan participants.

     Transferability and Exercisability. The proposed amendments to the Plan expand the circumstances under which a grant under the Plan may be transferable to permit transfers pursuant to certain qualified domestic relations orders and certain types of gifts. These amendments may allow Plan participants to take advantage of certain estate planning mechanisms.

     Other Changes. A number of other amendments to the Plan also are included for the purpose of clarifying various aspects of the Plan and removing certain restrictions.

     The following is a summary description of the Plan as amended. The full text of the Plan, as amended, is Exhibit 1 to this Proxy Statement.

     While any employee of the Company is eligible to receive a grant under the Plan, it is intended that participation be limited to officers, other executives and employees as selected by the Committee administering the Plan. Currently, the number of such employees is approximately 325.

     The Plan is administered by the Committee which is presently made up of five members of the Board of Directors, each of whom qualifies for plan administration under Rule 16b-3 of the Securities Exchange Act of 1934 (the "1934 Act"). In addition to selecting participants, the Committee has the power, within certain limitations set forth in the Plan, to determine the number of shares to be covered by grants, the terms (including form of settlement) for all grants, and to interpret, make rules, regulations and determinations and, otherwise, administer the Plan to carry out its intent. Within the Committee's authority is the ability to delegate its responsibilities with regard to participation by employees who are not persons subject to Section 16 of the 1934 Act. Also within the Committee's authority is the ability to provide, at its discretion, for grants under the Plan to carry dividend or dividend equivalent rights and to permit or require the deferral of settlement of grants under the Plan on such terms and conditions as the Committee may determine.

     Stock Options: The Committee may grant three types of stock options: non-qualified stock options, incentive stock options (which qualify for specified tax status under Section 422 of the Code), and non-qualified deferred compensation stock options. A stock option entitles the recipient to purchase a specified number of shares of Common Stock at a fixed price, subject to terms and conditions set by the Committee. The purchase price of shares covered by a non-qualified or incentive stock option cannot be less than 100% of the fair market value on the date the option is granted, except that in a situation where a non-qualified option is granted in tandem with or as substitution for another grant, the exercise price can be the same as the exercise or designated price of the other grant. The maximum number of shares that may be covered by stock options and stock appreciation rights that may be granted to any individual in a calendar year is 200,000 plus the carry-forward of available but unused shares for up to five years, commencing in 1995. The aggregate fair market value of incentive stock option shares (determined at the time the options are granted) for an individual cannot exceed $100,000 for all shares covered by options which become exercisable for the first time in any calendar year.

     The Committee also may grant deferred compensation options under the Plan. Such options are intended to serve as a deferred payment vehicle for compensation earned by selected employees. The total purchase price of these shares is 100% of the fair market value on the date the option is granted. This total purchase price per share is equal to the compensation deferred, on a per share basis, and the exercise price. The Committee determines the exercise price, which shall be no lower than that permitted by Rule 16b-3 of the 1934 Act, and the Committee determines whether each such option shall carry dividend equivalents rights. The number of shares covered by each deferred compensation option is determined by the formula in the Plan.

     Stock Appreciation Rights (SAR): A SAR permits its recipient, subject to such terms and conditions as the Committee shall set for each grant, to receive in shares, cash or a combination of both, an amount up to the positive aggregate difference, if any, between the fair market value of the covered shares, based on the closing bid price as of the exercise date and the designated price of a specified number of shares. The designated price of the SARs may be no less than the closing price of the Common Stock on the date of grant; except that if a SAR is granted in tandem with or in substitution for another grant, the designated price may be the same as the exercise or designated price of the other grant. For all SARs granted under the Plan, the Committee determines whether each such SAR shall carry dividend equivalent rights. The maximum number of shares that may be covered by stock options and SARs that may be granted to any individual in a calendar year is 200,000 plus the carry-forward of available but unused shares for up to five years commencing in 1995.

     Stock Grants: The Committee may award to selected participants shares of Common Stock or share equivalents under such terms and conditions as it may determine. These grants may require that the recipients remain in the Company's employ for specified future periods of time for the shares or share equivalents to vest. Additionally, the Committee may require that the grants vest only if certain levels of financial or other measurable performance are met. The performance criteria that may be used by the Committee in awarding contingent stock grants may consist of total shareholders return, earnings and revenue growth, and profitability as measured by return ratios. The Committee may select one criterion or multiple criteria for measuring performance, and the measurement may be based on absolute Company or business unit performance or based on comparative performance with other companies. Stock grants also may be used by the Committee as a form of payment to selected employees for salary earned or for incentive compensation awarded under other Company plans. The maximum number of shares that may be covered by stock grants that may be granted to any individual in a calendar year is 100,000 plus the carry-forward of available but unused shares for up to five years commencing in 1995. Beginning in 1995 the maximum aggregate number of shares that may be covered by stock grants shall be 0.4% of shares outstanding on the first day of each calendar year, plus any unused shares which were available to be covered by stock grants in any prior year commencing in 1995.

     General: Under limited circumstances the Committee may permit awards or grants to be assigned under a qualified domestic relations order, or transferred to the participant's spouse or other relative, or transferred to a trust or estate in which the optionee or an optionee's spouse or other relative has a substantial interest.

     The Board of Directors may make appropriate adjustments and settlements to outstanding grants and the share and cash authorizations under the Plan in the event of changes in capitalization or other events that affect the number and/or market value of shares of Common Stock or in the event of a reorganization, merger or other transaction in which the Company is not the surviving corporation.

     Under the Code, the granting of a stock option does not produce income to the optionee or a tax deduction for the Company unless the option itself has a determinable market value and is not an incentive stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of the shares over the option exercise price is taxable to the optionee as ordinary income and deductible as an expense by the Company. The cost basis of the shares acquired is the fair market value at the time of exercise. Upon exercise of an incentive stock option, the excess of the fair market value of the stock acquired over the option price will be an item of tax preference to the optionee, which may be subject to an alternative minimum tax for the year of exercise. If no disposition of the stock is made within two years from the date of grant of the incentive stock option nor within one year after the transfer of the stock to the optionee, the optionee does not realize income as a result of exercising the incentive stock option; the tax basis of the stock received is the option price; any gain or loss realized on the ultimate sale of the stock is long-term capital gain or loss, and the Company is not entitled to any tax deduction by reason of the exercise. If the optionee disposes of the stock within the two-year or one-year periods referred to above, the excess of the fair market value of the stock at the time of exercise (or the proceeds of disposition, if less) over the option price will at that time be taxable to the optionee as ordinary income and deductible by the Company. For determining capital gain or loss on such a disposition, the tax basis of the stock will be the fair market value at the time of exercise.

     The plan may be amended or terminated by the Committee except that any amendment to the Plan, which (a) materially increases the number of securities which may be granted under the Plan or to any individual participant, or (b) reduces the minimum exercise or designated price for any stock options or SARs granted under the Plan, will require shareholder approval.

     On February 1, 1995, the Committee made available for grants 1,055,200 shares to selected officers, other executives and employees, of which 50,000 shares have not been allocated as of March 1, 1995. Those grants are not contingent on the approval of the proposed amendments to the Plan.

     Set forth below are the numbers of shares underlying the options which were actually granted under the 1991 Key Employee Stock Plan on February 1, 1995, for the 1995 plan year to the persons and groups identified. Any future options, grants, or benefits under the Plan are not determinable, as they are at the discretion of the Committee.

                                                                   NUMBER OF SHARES UNDERLYING
                          NAME AND POSITION                              OPTIONS GRANTED
    -------------------------------------------------------------  ---------------------------
    C. W. Coker                                                               75,500
    Chairman, President & CEO
    P. C. Browning                                                            38,300
    Executive Vice President
    T. C. Coxe, III                                                           34,800
    Senior Executive Vice President
    L. Benatar                                                                22,700
    Senior Vice President
    H. E. DeLoach, Jr.                                                        22,700
    Group Vice President
    All Current Executive Officers As A Group                                343,800
      (including the persons named above)
    All Current Directors, Not Executive Officers,                             --0--
      As A Group (not eligible)
    All Employees, Not Executive Officers, As A Group                        661,400

    Shares Not Allocated                                                      50,000

     All of the above options, excluding the 50,000 shares not allocated, are non-qualified stock options, have an exercise price of $20.875 per share (the fair market value of the Common Stock on February 1, 1995, the date of the grant), become exercisable on February 1, 1996, and were granted for a period of ten years, expiring February 1, 2005, subject to earlier expiration in certain events related to termination of employment. The exercise price and tax obligations can be paid by cash or the delivery of previously-owned shares. Tax obligations also can be paid by an offset of the underlying shares. No person other than the persons named in the above table received more than five percent of the options granted under the Plan.

     In order to be approved, the amendments to the Plan must receive the affirmative vote of a majority of the outstanding shares of Common Stock present, or represented, and eligible to vote at the Annual Meeting.

     If the amendments to the Plan are not ratified by the shareholders, the Plan will remain in effect without the amendments.

     The Board of Directors recommends that you vote FOR ratification of the amendments to the 1991 Key Employee Stock Plan.

           ANNUAL INCENTIVE COMPENSATION TERMS FOR EXECUTIVE OFFICERS

     As noted in the Executive Compensation Committee's Report To Shareholders, beginning on Page 13, on February 1, 1995, and on March 1, 1995, the Executive Compensation Committee (the "Committee") of the Board of Directors took actions, including adopting resolutions, that are intended to ensure that future annual incentive compensation payments will be tax deductible by the Company.

     The Board of Directors recommends that you vote FOR approval of the Committee's actions.

     Such approval is required under Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), so that certain compensation in excess of $1 million is considered "performance-based" and, therefore, tax deductible by a company. This Section of the Code applies to compensation paid to or received by a person named in a company's Summary Compensation Table who is employed by that company on the last day of the year.

     The Committee has approved the following Annual Incentive Compensation Terms (the "Terms") for fiscal year 1995 and all future years, contingent upon this approval by the shareholders:

     1. ELIGIBLE EMPLOYEES: All executive officers (17), as defined by Rule 16a-1(f) of the Securities Exchange Act of 1934 are eligible to be named by the Committee as participants for any fiscal year.

     2. PERFORMANCE CRITERION: Performance goals shall be based on the Company's "Earnings Per Share from Ongoing Operations" (EPS).

     EPS shall be calculated in accordance with generally accepted accounting principles applied on a consistent basis and shall be audited by independent certified public accountants. EPS shall be exclusive of the after-tax effects of
(a) unusual items, and (b) cumulative effects of changes in accounting principles stated in the Consolidated Statement of Income and Notes to Consolidated Financial Statements as published in the Company's Annual Report. Shares used in the calculation shall be the "Average Common Shares Outstanding" (calculated on a daily basis) as stated in the Consolidated Statement of Income.

     3. MAXIMUM PAYMENT AMOUNT: The maximum payment amount to any one individual shall be limited to 0.75% of income from operations before income taxes and cumulative effect of changes in accounting principles, exclusive of unusual items, for the applicable fiscal year, as stated in the Consolidated Statement of Income published in the Company's Annual Report. If this provision had been in effect for fiscal year 1994, the Maximum Payment Amount allowable would have been $1,581,975.

     These Terms will not be altered or replaced by any other criterion without ratification by shareholders if failure to obtain such approval would otherwise result in jeopardizing the tax deductibility of future annual incentive payments to the eligible employees.

     In order to comply with the remaining provisions of Section 162(m), the Committee members who administer this plan will meet the qualifications for being disinterested "outside directors" as defined in the Code. The Committee will select participants each fiscal year from among the list of eligible employees, establish performance payment schedules at a time when the outcomes are substantially uncertain that set in place maximum individual incentive payment limits for each level of performance, certify, in writing, the extent to which the performance goals have been met, and set the final payment amounts. Any individual who participates under these Terms will be ineligible to participate in any other annual incentive plan for which the individual would have been otherwise eligible.

     In setting final payment amounts, the Committee has retained full authority to award final payments that are less than the amount earned by an executive pursuant to the performance payment schedule. In determining whether to use this downward discretion and the extent to which it will be used, the Committee may consider any or all of the following: the extent to which each participant completed his personal performance goals for the year, the size of the bonus awards earned by other executive officers, the general business conditions for the Company and the world economy, and other factors that are deemed to be significant at the time of the decision.

     The Committee also has retained the full authority to suspend or amend these Terms at any time, provided that such action does not require shareholder approval in order to retain tax deductibility.

     For 1995 the Committee has selected two individuals, Mr. Charles W. Coker and Mr. Peter C. Browning, to be participants. The Committee has established a performance payment schedule for each individual that provides for incremental incentive award payments based on the degree of achievement of the Company's budgeted consolidated EPS. The Committee believes that it would adversely affect the Company to disclose the exact performance payment schedules that it has set for the participants because confidential business information would be compromised as a result. Accordingly, such information is not provided.

     It should be noted that while the Committee's action and intent are to ensure deductibility of annual incentive compensation payments, final regulations and guidance for Section 162(m) have not been adopted by the Internal Revenue Service. For this reason, and because of possible unforeseen future events, it is impossible to be certain that all future annual incentive compensation payments by the Company will be deductible. It is, however, the Committee's intent to pursue actions that it deems to be reasonable in the future to maintain the tax deductibility of incentive compensation payments.

     In order to be approved, the Terms must receive the affirmative vote of a majority of the outstanding shares of Common Stock present, or represented, and eligible to vote at the Annual Shareholders' Meeting.

     If the Terms are not approved, the Company will not make performance payments for 1995 to participants in amounts that would not be deductible expenses pursuant to Section 162(m) of the Code.

POTENTIAL PAYMENTS

     The amount of annual incentive compensation to be paid in the future to any of the Company's current or future executive officers subject to Section 162(m) cannot be determined since such amounts will be totally dependent on actual performance measured against the attainment of performance goals. Such amounts will not, however, exceed the Maximum Payment Amount. If these Terms had been in place for fiscal year 1994, the amounts paid to Mr. Coker and Mr. Browning would be substantially identical to the amounts shown under the "Bonus" column in the Summary Compensation Table on Page 17.

     The Board of Directors urges you to vote FOR approval of the Executive Compensation Committee's actions regarding the Annual Incentive Compensation Terms for Executive Officers.

                        ELECTION OF INDEPENDENT AUDITORS

     Independent auditors are to be elected by the shareholders for the calendar year 1995. The firm of Coopers & Lybrand, LLP, Certified Public Accountants, has audited the books and records of the Company for many years, and the Audit Committee of the Board of Directors recommends continuing the services of this firm. Representatives of Coopers & Lybrand, LLP will be present and available to answer any questions that may arise at the Annual Meeting and may make a statement if they so desire.

     The Board of Directors recommends that you vote FOR the election of Coopers & Lybrand, LLP as independent auditors for the Company for the current year.

              COMPLIANCE WITH THE SECURITIES EXCHANGE ACT OF 1934

     As required by Section 16(a) of the Securities Exchange Act of 1934, the Company's directors, its executive officers and certain individuals are required to report periodically their ownership of the Company's Common Stock and any changes in ownership to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

     The Company failed to file on a timely basis one report for Mr. R. C. King, Jr. Mr. King's wife sold a small number of Company shares in an IRA. Mr. King is a director of the Company. This information should have been filed on September 1994's Form 4, due October 10, 1994, but was reported on March 10, 1995, on Form 4, amended.

                 SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

     A shareholder proposal to be presented at the next Annual Meeting must be received by the Company not later than November 3, 1995, in order to be included in the Proxy Statement and Proxy.

                                 OTHER MATTERS

     As of the date of this statement management knows of no business which will be presented for consideration at the meeting other than that stated in the notice of the meeting. As to other business, if any, that may properly come before the meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the best judgment of the person or persons voting the proxies.

     TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE MARK, SIGN, DATE, AND RETURN YOUR PROXY AS PROMPTLY AS POSSIBLE. PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THE ACCOMPANYING PROXY.

                                               James L. Coker, Secretary

March 17, 1995

                                                                       EXHIBIT I

                            SONOCO PRODUCTS COMPANY
                          1991 KEY EMPLOYEE STOCK PLAN
                                  (AS AMENDED)

     1. Purpose. The Sonoco Products Company 1991 Key Employee Stock Plan (the "Plan") has been adopted by the Board of Directors (the "Board") to encourage and create significant ownership of the Common Stock ("Common Stock" or "Shares") of Sonoco Products Company (the "Company") by employees. Additional purposes of the Plan include generating a meaningful incentive to participants to make substantial contributions to the Company's future success, enhancing the Company's ability to attract and retain persons who will make such contributions, and ensuring that the Company can provide competitive compensation opportunities for its key personnel. By meeting these objectives, the Plan is intended to benefit the shareholders of the Company.

     2. Term. The Plan shall be effective February 6, 1991. The amendments to the Plan shall be effective when approved by shareholders and until terminated pursuant to Section 14.7.

     3. Common Shares Available for Issuance. Subject to adjustments contemplated by Section 5, 5,000,000 shares of Common Stock of the Company became available for issuance under the Plan on February 6, 1991. Beginning on January 1, 1995, the number of shares available for issuance under the Plan shall be increased on each January 1 by an amount equal to 1.2% of the number of shares of Common Stock issued on such day. Furthermore, the Committee may designate for issuance under the Plan any shares of Common Stock that are repurchased by the Company after April 19, 1995, (the "Repurchased Shares") on the open market or in private transactions in which the Company paid fair market value, so long as the aggregate price paid for the Repurchased Shares does not exceed the cumulative amount received in cash by the Company after April 19, 1995, for the exercise of options granted under the Plan or the 1983 Key Employee Stock Option Plan (the "Prior Plan"). Shares available for issuance under the Plan, which are not issued in a given year, will be carried forward and continue to be available in the succeeding year. Any shares issued under the Plan may be either authorized but unissued shares, or previously-issued shares reacquired by the Company.

     4. Share Usage. If grants made under the Plan expire or are canceled without the issuance of shares, the shares of stock covered by such grants shall remain available for issuance under the Plan. Further, any shares which are exchanged by a participant as full or partial payment to the Company of the purchase price of shares being acquired through the exercise of a stock option granted under the Plan or the Prior Plan shall be added to the aggregate number of shares available for issuance for grants other than incentive stock option grants. In instances where a stock appreciation right (SAR) or a stock grant is settled in cash or any form other than shares, then the shares covered by these settlements shall not be deemed issued and shall remain available for issuance under the Plan. The payment in shares of dividends in conjunction with outstanding grants shall not be counted against the shares available for issuance.

     5. Adjustments and Reorganizations. The Board may make such adjustments as it deems appropriate to meet the intent of the Plan in the event of changes that impact the Company's share price or share status, provided that any such actions are consistently and equitably applicable to all affected participants.

          a. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting shares, such proportionate adjustments, if any, as the Board in its discretion may deem appropriate to reflect such change shall be made with respect to (i) aggregate number of shares that may be issued under the Plan; (ii) each outstanding grant made under the Plan;
     (iii) the price per share for any outstanding stock options, SARs and other rights granted under the Plan; and the limitations on share usage and allocation set forth in Section 9. In addition, any shares issued or settlement of grants by the Company through the assumption or substitution of outstanding grants or grant commitments from an acquired company or other entity shall not be counted against the limitations set forth in
     Section 3 and Section 9.

          b. In the event that the Company is not the surviving company of a merger, consolidation or amalgamation with another company or in the event of a liquidation or reorganization of the Company, and in the absence of the surviving corporation's assumption of outstanding grants made under the Plan, the Board may provide for appropriate adjustments and settlements of such grants either at the time of grant or at a subsequent date.

     6.  Plan Administration.

          6.1 The Committee. A Committee (the "Committee") appointed by the Board shall be responsible for administering the Plan. The Committee shall be comprised of three or more members of the Board who qualify to administer the Plan as contemplated by Rule 16b-3 under the Securities Exchange Act of 1934 (the "1934 Act"), or any successor rule.

          6.2 Powers of the Committee. Subject only to the express restrictions and limitations otherwise set forth in the Plan, the Committee shall have sole, absolute and full authority and power to:

             (a) Interpret the Plan and undertake such actions and make such determinations and decisions as it deems necessary and appropriate to carry out the Plan intent;

             (b) Select individuals to receive grants;

             (c) Determine the amount of shares to be covered by each grant;

             (d) Decide the type grant or grants to be made to each participant and the terms and conditions applicable to each such grant;

             (e) Award grants to individuals who are foreign nationals or who are employed outside the United States or both, on such terms and conditions (which may be different than specified by the Plan) which it deems are necessary to assure the viability of such grants in meeting the purposes of the Plan;

             (f) Enter into grant agreements evidencing grants made under the Plan and their respective terms and conditions;

             (g) Establish, amend and repeal rules and regulations relating to the Plan; and

             (h) Amend the Plan to the extent permitted by Section 14.6.

          6.3 Delegation of Authority. The Committee may designate persons other than members of the Committee or the Board to carry out its responsibilities subject to such limitations, restrictions and conditions as it may prescribe, except that the Committee may not delegate its authority with regard to the awarding of grants to persons subject to
     Section 16 of the 1934 Act. Further, the Committee may not delegate its authority if such delegation would cause the Plan not to comply with the requirements of Rule 16b-3 or any successor rule under the 1934 Act.

          6.4 Dividends and Dividend Equivalents. The Committee may provide that grants awarded under the Plan earn dividends or dividend equivalents. Such dividend equivalents may be paid currently or may be credited to a participant's account. In addition, dividends paid on outstanding grants or issued shares may be credited to a participant's account, including additional shares or share equivalents, rather than paid currently. Any crediting of dividends or dividend equivalents may be subject to such restrictions and conditions as the Committee may establish, including reinvestment in additional shares or share equivalents.

          6.5 Deferrals and Settlements. The Committee may require or permit participants to elect to defer the issuance of shares or the settlement of grants in cash under such rules and procedures as it may establish under the Plan. It also may provide that deferred settlements include the payment or crediting of interest on the deferral amounts or the payment or crediting of dividend equivalents on deferred settlements denominated in shares. The Committee also may require or permit grants to be settled in the form of other grant types.

          6.6 Documentation of Grants. Grants under the Plan shall be evidenced by written agreements or such other appropriate documentation as the Committee shall prescribe. The Committee need not require the execution of any instrument or acknowledgment of notice of a grant under the Plan, in which case acceptance of such a grant by the respective participant will constitute agreement to the terms of the grant.

     7. Plan Eligibility. Any employee of the Company (including any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant equity interest, as determined by the Committee) shall be eligible to be designated a participant under the Plan.

     8. Grant Types. Awards under the Plan may consist of single, combination, tandem or replacement grants of the following types.

          8.1 Stock Options. A stock option shall confer on a participant the right to purchase a specified number of shares from the Company subject to the terms and conditions of the stock option grant. A stock option may be in the form of an incentive stock option or any other option type. Any incentive stock option grant shall comply with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code"), and, accordingly, the aggregate fair market value at the time of grant of the shares covered by incentive stock option grants exercisable by any one optionee in any calendar year shall not exceed $100,000 (or such other limit as may be required by the Code). The recipient of a stock option grant shall pay for the shares at the time of exercise in cash or such other form as the Committee may approve, including the transfer of shares (whether actual or constructive), valued at their fair market value on the date of exercise, or in a combination of payment forms.

          8.2 Stock Appreciation Rights (SAR). A SAR grant shall confer on a participant the right to receive in shares, cash or a combination of both, up to the positive difference, if any, between the fair market value of a designated number of shares on the date the SARs are exercised and the designated price of the SARs contained in the terms and conditions of the grant. Shares issued in settlement of the exercise of SARs shall be valued at their fair market value on the date of the exercise of the SARs.

          8.3 Stock Grants. A stock grant shall confer on a participant the right to receive a specified number of shares, cash equal in value to a designated number of shares or a combination of both, subject to the terms and conditions of the grant, which may include forfeitability contingencies based on continued employment with the Company or the meeting of performance criteria or both. The performance criteria that may be used by the Committee in awarding contingent stock grants will consist of total shareholders' return, earnings growth, revenue growth, and/or profitability measured by return ratios. The Committee may select one criterion or multiple criteria for measuring performance, and the measurement may be based on absolute Company or business unit performance or based on comparative performance with other companies. A stock grant may be received by a participant as part of or in lieu of the participant's normal compensation or as part of or in lieu of a payment under another incentive compensation or employee benefit plan of the Company, subject to such rules and conditions as the Committee may establish for such grants.

          8.4 Deferred Compensation Stock Options. The Committee may, at its sole discretion, require or permit that designated grants under the Plan be settled in the form of deferred compensation stock options. The Committee also, at its sole discretion, may require or permit eligible employees to receive deferred compensation stock options in lieu of a payment of normal compensation or a payment under another incentive compensation or employee benefit plan of the Company. The number of shares to be subject to such a grant shall be the quotient (rounded down to the nearest whole number) resulting from the following formula:

                       Amount of Compensation to be Deferred
            ------------------------------------------------------------ =    Number of Shares
                 Fair Market Value at Time of Grant -- Option Price

     9. Grant Limits. Subject to adjustments contemplated by Section 5, the following limitations on the usage of shares of Common Stock shall be effective for grants made after April 19, 1995:

          9.1 Stock Options and SARs. Commencing with 1995, no individual may receive a stock option or SAR, or combination of both, in any one calendar year that covers more than 200,000 shares plus unused shares carried forward for up to five years commencing in 1995. The aggregate number of shares that may be covered by incentive stock options granted under the Plan cannot exceed 5,000,000 shares.

          9.2 Stock Grants. Commencing with 1995, no individual may receive a stock grant in any one calendar year that covers more than 100,000 shares plus unused shares carried forward for up to five years commencing in 1995. The aggregate number of shares that may be covered by stock grants made in any one calendar year shall not exceed 0.4% of the number of issued shares of Common Stock as of the first day of such calendar year commencing in 1995, plus any unused shares which were available for stock grants in any prior years commencing in 1995.

     10.  Transferability and Exercisability

          10.1 Transferability. Any grant under the Plan will be non-transferable and, accordingly, shall not be assignable, alienable, salable or otherwise transferable by the participant other than as provided in Section 10.2 or:

             (a) By will or the laws of descent and distribution;

             (b) Pursuant to a qualified domestic relations order, to the extent permitted by the Committee, either at the time of grant or subsequently; and

             (c) By gift or other transfer to, either (i) a trust or estate in which the participant or such person's spouse, or other relative has a substantial interest, or (ii) the participant's spouse or other relative, to the extent permitted by the Committee, either at time of grant or subsequently, provided further that for any such transfer by a person subject to Section 16 of the 1934 Act, the Committee may require the shares covered by such grant to continue to be deemed beneficially owned.

          10.2 Third Party Exercises. In the event that a participant terminates employment with the Company to assume a position with a governmental, charitable, educational or similar non-profit institution, the Committee may subsequently authorize a third party, including but not limited to a "blind" trust, to act on behalf of and for the benefit of the respective participant with respect to any outstanding grants held by the participant subsequent to such termination of employment. If permitted by the Committee, a participant may designate a beneficiary or beneficiaries to exercise the rights of the participant and receive any distributions under the Plan upon the death of the participant.

     11. Grant Terms and Conditions. The Committee shall determine the provisions and duration of grants made under the Plan, including the purchase prices for all stock options, the established prices for all SARs, the consideration, if any, to be required from participants for all other grants and the conditions under which a participant will retain rights in the event of the participant's termination of employment while holding outstanding grants made under the Plan. However, any stock option (other than a deferred compensation grant made pursuant to Section 8.4) or SAR may not have an exercise or designated price of less than 100% of the fair market value of the covered shares on the date of grant, except that, in the case of a stock option or SAR granted retroactively in tandem with or as a substitution for another grant, the exercise or designated price may be the same as the exercise or designated price of such other grant.

     12. Tax Withholding. The Company shall have the right to deduct from any settlement of a grant made under the Plan, including the delivery or vesting of shares, a sufficient amount to cover withholding of any federal, state or local taxes required by law or to take such other action as may be necessary to satisfy any such withholding obligations. The Committee may permit shares to be used to satisfy required tax withholding and such shares shall be valued at their fair market value as of the settlement date of the applicable grant.

     13. Other Company Benefit and Compensation Programs. Unless otherwise determined by the Committee, settlements of grants received by participants under the Plan shall not be deemed a part of a participant's regular, recurring compensation for purposes of calculating payments or benefits from any Company benefit or severance program (or severance pay law of any country). The above notwithstanding, the Company may adopt other compensation programs, plans or arrangements as it deems appropriate or necessary.

     14. General. The following provisions are applicable to the Plan generally:

          14.1 Future Rights. No person shall have any claim or rights to be awarded a grant under the Plan, and no participant shall have any rights under the Plan to be retained in the employ of the Company.

          14.2 Fair Market Value. The term "fair market value" as used in the Plan means the closing price of a share of Common Stock on the date of the applicable transaction or such other appropriate valuation method as the Committee may determine.

          14.3 No Fractional Shares. No fractional shares shall be issued under the Plan and cash shall be paid in lieu of any fractional shares in settlement of grants awarded under the Plan.

          14.4 Unfunded Plan. Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish any fiduciary relationship between the Company and any participant or other person. To the extent any person holds any rights by virtue of a grant awarded under the Plan, such right (unless otherwise determined by the Committee) shall be no greater than the right of an unsecured general creditor of the Company.

          14.5 Successors and Assigns. The Plan shall be binding on all successors and assigns of a participant, including, without limitation, the estate of such participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the participant's creditors.

          14.6 Plan Amendment. The Committee may amend the Plan as it deems necessary or appropriate to better achieve the purposes of the Plan, except that no amendment without the approval of the Company's shareholders shall be made which would:

             (a) Subject to adjustments contemplated by Section 5, increase the total number of shares available for issuance under Section 3 or the share limits set forth in Section 9; and

             (b) Reduce the minimum exercise or designated price for any stock options or SARs granted under the Plan.

          14.7 Plan Termination. The Board may terminate the Plan at any time. However, if so terminated, then-existing previously-awarded grants shall remain outstanding and in effect in accordance with their applicable terms and conditions.

          14.8 Governing Law. The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be determined in accordance with the laws of the State of South Carolina and applicable federal law.